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[LOGO] MID-STATE BANK
NEWS RELEASE                                                        MEMBER FDIC
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DATE:  March 8, 1999                                      FOR IMMEDIATE RELEASE
CONTACT:  Carrol R. Pruett                                       Total Pages: 3
TITLE:   Chairman/CEO
PHONE NUMBER:  805/473-6828
NASDAQ SYMBOL:  "MDST"
WEBSITE ADDRESS:  www.midstatebank.com


               BANK FOUNDER APPOINTED DIRECTOR AND CHAIRMAN EMERITUS;
                                   SON TAKES SEAT


     ARROYO GRANDE--On February 10, 1999 the Board of Directors of Mid-State Bancshares appointed Albert L. Maguire, one of the founding directors of Mid-State Bank to DIRECTOR AND CHAIRMAN EMERITUS. Maguire's son, Stephen P. Maguire, will replace his father as an active member of the Board beginning March 1999. Carrol R. Pruett, President and Chief Executive Officer, has been appointed Chairman of the Board.

     "Mr. Maguire's appointment to DIRECTOR EMERITUS provides him the opportunity for continued involvement with Mid-State Bank without his active participation in the formal Board activities," noted Chairman Pruett. "Stephen P. Maguire is the perfect selection to continue the legacy established by his father."

     At the end of World War II, after having been stationed in Santa Barbara and Monterey, Mr. Maguire moved to Santa Maria where he established the investment firm that carries his name. In 1959, the elder Maguire and Walter
A. Filer, an Arroyo Grande Realtor, joined with other Central Coast businessmen to begin the process that would lead to the founding of Mid-State Bank in 1961. Maguire served as a member of the Mid-State Bank's Board of Directors


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until 1978 when he was elected chairman following Filer's death.  On December
12, 1998, Maguire completed his 38th year as a director of Mid-State Bank.

     Over the years Maguire shared his success and has been a major benefactor to several schools and churches, most recently donating $1 million to Mission Preparatory School in San Luis Obispo. Additionally, in 1991, Saint Joseph's High School named its football stadium in honor of the longtime benefactor.

     Stephen P. Maguire will occupy his father's active seat on the Board.
He has been a Central Coast resident all of his life, graduating from Arroyo Grande High School and the University of California, Santa Barbara. In 1972, Stephen joined his father's investment firm and was elected to the board of Maguire Investments in 1978. Two years later he was named president of the company. His community activities include active participation on the boards of Nativity of Our Lady Catholic Church and the San Luis Obispo Executives Association. He and his wife, Beverly have three children.

     Carrol R. Pruett, President and Chief Executive Officer, will continue his tenure with Mid-State Bank as Chairman of the Board. He joined the bank in 1961, assisting in its formation. In 1967, he became president and director at 29 years of age when there were four offices and assets of $11 million. The Bank has grown to assets in excess of $1.2 billion and 28 offices under his guidance. Mr. Pruett is active in numerous civic and community activities. In 1991 he was named "Citizen of the Year" by the Arroyo Grande Chamber of Commerce, and most recently was inducted into the newly formed Pacific Coast Banking School's Hall of Fame at the University of Washington.


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     "Board succession and stability is a critical issue with any organization," proclaimed Pruett. "Mid-State Bank continues to strengthen its ongoing partnerships with the shareholders, employees and customers of the Bank through total commitment at every level." In addition to Mr. Pruett and Mr. Maguire, other board members of the Bank include Gracia B. Bello, Clifford H. Clark, A. J. Diani, Daryl L. Flood, William A. Hares, Raymond E. Jones, Gregory R. Morris, and William L. Snelling.

     For nearly 40 years, Mid-State Bank has provided its customers with a friendly, home-based, community oriented bank. With assets of $1.2 billion and 28 office locations, Mid-State Bank employs over 650 San Luis Obispo and Santa Barbara County residents. Mid-State Bank...PARTNERS IN YOUR COMMUNITY since 1961.


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